December 22, 2025

Daniel Wagner
Chief Executive Officer
Rezolve AI plc
21 Sackville Street
London, W1S 3DN
United Kingdom

       Re: Rezolve AI plc
           Registration Statement on Form F-3
           Filed December 19, 2025
           File No. 333-292302
Dear Daniel Wagner:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Penny Minna